LIST OF SUBSIDIARIES

We have two wholly owned subsidiaries, Monaco (Canada) Inc., incorporated under the laws of the Province of Ontario on July 25, 2003, and MG Holdings Inc., incorporated under the laws of the Province of Ontario on November 10, 2003.